September 23, 2010

Kei Nakada
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	National Western Life Insurance Company
Form 10-K for the year ended December 31, 2009
Schedule 14A filed April 30, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 001-34411

Dear Ms. Nakada:

Pursuant to our conversation earlier today, we are currently finalizing a draft of an amended filing on Form 10-K/A for National Western Life Insurance Company for the year ended December 31, 2009. Our understanding is that you wished to review and approve the Form 10-K/A in draft form prior to the Company formally making a filing. We anticipate submitting the draft Form 10-K/A on Monday, September 27th.

Thank you for your consideration in reviewing the draft Form 10-K/A filing. Please contact me regarding comments or questions at bpribyl@nationalwesternlife.com or (512) 719-2493.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer